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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)


Sandy Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

800296105
(CUSIP Number)

Steven A. Cohen
520 Madison Avenue - 7th Floor, New York, New York 10022
(212) 826-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D


CUSIP No. 800296105


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
S.A.C. Capital Management, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
None

8 SHARED VOTING POWER
40,242

9 SOLE DISPOSITIVE POWER
None

10 SHARED DISPOSITIVE POWER
40,242

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,242

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
[  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.73%

14 TYPE OF REPORTING PERSON*
PN


SCHEDULE 13D

CUSIP No. 800296105


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Steven A. Cohen

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
155,800

8 SHARED VOTING POWER
226,400

9 SOLE DISPOSITIVE POWER
155,800

10 SHARED DISPOSITIVE POWER
226,400

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
226,400

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%

14 TYPE OF REPORTING PERSON*
IN



SCHEDULE 13D

CUSIP No. 810296105


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

S.A.C. Investments, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
None

8 SHARED VOTING POWER
30,358

9 SOLE DISPOSITIVE POWER
None

10 SHARED DISPOSITIVE POWER
30,358

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,358

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.30%

14 TYPE OF REPORTING PERSON*
PN



Item 1. Security and Issuer

The Schedule 13D filed April 5, 1995, by Steven A. Cohen ("Mr. Cohen"), with respect to the Common Stock, $0.01 par value per share (the "Shares") of Sandy Corporation, a Michigan corporation (the "Company"), and amended April 11, 1995, by Mr. Cohen and S.A.C. Capital Management, L.P. ("Capital Management") is hereby amended by Capital Management, Mr. Cohen and S.A.C. Investments, L.P. ("Investments," and together with Capital Management and Mr. Cohen, the "Reporting Persons") as set forth below.

Item 2. Identity and Background

Capital Management and Investments are each a Delaware limited partnership engaged, directly and indirectly, in the active trading of securities and, to a lesser extent, in the trading of commodity interests. S.A.C. Capital Management, LLC, a Delaware limited liability company ("SAC"), is the general partner of each of Capital Management and Investments. SAC's members are Mr. Cohen and S.A.C. Capital Management, Inc., a Delaware corporation ("SAC Inc") who were the former general partners of Capital Management. SAC Inc's sole shareholder, director and President is Mr. Cohen. Scott J. Lederman, Barry M. Skalka and Terence E. Fox are each Executive Vice Presidents of SAC Inc. The business offices of the Reporting Persons, SAC Inc, SAC, Mr. Lederman, Mr. Skalka and Mr. Fox are located at 520 Madison Avenue, 7th Floor, New York, New York 10022.

None of the Reporting Persons, SAC, SAC Inc., Mr. Lederman, Mr. Skalka, or Mr. Fox have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected any of them to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Cohen, Mr. Lederman, Mr. Skalka, and Mr. Fox are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate amount of funds (including commissions) required by Mr. Cohen to purchase the Shares owned directly by him was $1,166,157.11. All funds used by Mr. Cohen to purchase the Shares were derived from Mr. Cohen's personal funds. The aggregate amount of funds (including commissions) required to purchase the Shares directly owned by Capital Management was $699,420.84. All funds used by Capital Management to purchase the Shares were derived from working capital. Capital Management transferred a portion of the Shares to Investments effective January 1, 1996 in a transaction that did not result in a change in the indirect beneficial ownership of the Shares by Capital Management. The funds used by the Reporting Persons may include margin debt incurred from time to time in the ordinary course of business pursuant to customary margin agreements with Spear, Leeds & Kellogg.

Item 4.  Purpose of Transaction

The Reporting Persons each acquired their respective Shares for the purpose of investment because each believed the Shares represented a favorable investment opportunity. The Reporting Persons are each evaluating, and will continue to evaluate, the investment potential of the Shares. The factors considered by the Reporting Persons have included, and will continue to include, each Reporting Person's assessment of the Company's business prospects and financial condition, other developments concerning the Company, the price of the Shares, opportunities to acquire or dispose of Shares or realize trading profits in the open market, through privately negotiated transactions with third parties or otherwise, conditions in the securities markets and general economic and industry conditions and investment opportunities and developments relating to each Reporting Person.

Except as set forth above, as of the date of this Schedule, the Reporting Persons have no plans or proposals which relate to or would relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a) - (b) The aggregate number and percentage of Shares to which this 13D relates is 226,400 Shares representing 9.73% of the 2,326,783 Shares reported by the Company as outstanding as of November 27, 1995. The Reporting Persons directly own those Shares as follows:

Name                  No. of Shares             % of Common
_______________       ____________________      ____________

Mr. Cohen             155,800                   6.70%
Capital Management     40,242                   1.73%
Investments            30,358                   1.30%

Mr. Cohen has the sole power to vote and the sole power to dispose of the Shares he owns directly. As the Managing Member of SAC, Mr. Cohen through SAC, shares with Capital Management and Investments the power to vote and dispose of all Shares directly owned by Capital Management and Investments. As a result, Mr. Cohen is deemed to be a beneficial owner of the Shares owned by Capital Management and Investments. Scott J. Lederman, Barry M. Skalka and Terence E. Fox, each an Executive Vice President of SAC Inc., do not beneficially own any Shares other than in their capacities as officers of SAC Inc.

(c) Except as set forth in Annex I hereto and Item 3 above, no transactions in Shares were effected within sixty days of April 5, 1995 or thereafter by either the Reporting Persons or SAC.

(d) The partners in the Reporting Person partnerships have an economic interest in any dividends from, and the proceeds of sales of the Shares owned directly by such Reporting Persons.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7. Material to be Filed as Exhibits

No exhibits are required to be filed.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 1996


/s/ STEVEN A. COHEN
______________________________
Steven A. Cohen


S.A.C. Capital Management L.P.

By: S.A.C. Capital Management, LLC, Its General Partner

By:  /s/ STEVEN A. COHEN
     ___________________________
     Steven A. Cohen, Managing Member



S.A.C. Investments, L.P.

By: S.A.C. Capital Management, LLC, Its General Partner

By:  /s/ STEVEN A. COHEN
     ______________________________
     Steven A. Cohen, Managing Member

ANNEX 1

Transactions by Reporting Persons in Common Stock of
Sandy Corporation within 60 days of April 5, 1995 or thereafter

                     Number of Shares     Average Price
Trade Date           Bought/(Sold) (1)    per Share (2)

S.A.C. Capital Management, L.P.

4/10/95                  1,500               9.8750
4/10/95                  7,000              10.0000
4/10/95                  3,500               9.8678
4/10/95                 20,000               9.8156
4/11/95                 36,000               9.8585
4/26/95                    600               9.5000


Steven A. Cohen

2/6/95                   2,500               7.3750
2/10/95                  2,000               7.4992
2/10/95                  1,000               7.3750
2/13/95                  1,000               7.5000
2/13/95                  1,500               7.5000
2/13/95                  5,000               7.5000
2/13/95                  2,500               7.5000
2/13/95                  5,500               7.5000
2/14/95                  3,600               7.6250
2/14/95                  1,500               7.6250
2/14/95                  1,000               7.6250
2/14/95                 10,000               7.7500
2/14/95                  2,000               7.7500
2/14/95                  4,200               7.7500
2/14/95                  2,000               7.7500
2/14/95                    500               7.7500
2/14/95                  1,000               7.6250
2/28/95                 12,700               8.0000
3/23/95                   (500)              7.0000
3/23/95                   (500)              7.0000
3/27/95                  5,000               7.2500
3/27/95                 10,000               7.2500
3/27/95                  1,000               7.3750
3/27/95                  7,000               7.3750
3/28/95                  1,000               7.2500
3/28/95                  2,000               7.3750
3/28/95                  3,000               7.3750
3/28/95                 10,000               7.3750
3/29/95                  6,000               7.2500
3/29/95                  2,400               7.2500
3/31/95                 12,900               7.2500
4/3/95                   1,800               7.5000
4/4/95                   1,000               7.7500
4/6/95                   1,500               7.6250
4/6/95                   3,000               7.7500
4/6/95                   6,200               8.0000


(1) Unless otherwise indicated, all transactions were effected on the NASDAQ.

(2) Prices exclude commission.